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                       SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 1 )*

                              Jade Financial Corp.
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                                  Common Stock
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                                   469882104

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                                 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054,
                            (973) 560-1400, Ext.108

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                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                                May 30, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (I) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has hled no amendment subsequent thereto reporting beneficial ownership of hve percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subjcct to all other provisions of the Act (however, see the Notes).

The statement on Schedule 13D which was filed February 2, 2000 on behalf of Seidman and Associates, L.L.C. ("SAL"), Seidman and Associates II, L.L.C. ("SALII"), Seidman Investment Partnership, LP ("SIP"), Seidman Investment Partnership II, LP ("SIPII") Federal Holdings L.L.C. ("Federal"), Kerrimatt, LP ("Kerrimatt"), Lawrence B. Seidman, Individually ("Seidman"), Richard Whitman, Individually ("Whitman"), Lorraine DiPaolo, Individually ("DiPaolo"), Benchmark Partners, L.P. ("Partners") and Dennis Pollack (Pollack) ("Seidman") (collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common Stock (the "Shares"), of Jade Financial Corp., a Pennsylvania (the "Issuer"), is hereby amended as set forth below: Such Statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.
1.  Security and Issuer

The class of equity securities to which this Statement relates is the common stock (the "Common Stock") of Jade Financial Corp., a Pennsylvania corporation (the "Issuer"). The Issuer's principal executive offices are located at 213 West Street Road, Feasterville, PA 19053.

4.  Purpose of Transaction

On May 30, 2000 Lawrence Seidman (Individually), Seidman and Associates, L.L.C., Seidman Investment Paratnership, LP, Seidman Investment Partnership II, LP, Kerrimatt, LP and Federal Holdings, LLC entered into a stock option agreement with PSB Bancorp, Inc. which is attached hereto as Exhibit A and incorporated herein in its entirety by reference.

7.  Material to be filed as Exhibits

         Exhibit A              Stock Option Agreement with PSB Bancorp, Inc.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  May 30, 2000
                  ------                     ------------------------------
                  Date                       Lawrence B. Seidman, Power of
                                             Attorney Pursuant to Joint
                                             Filing Statement Dated
                                             February 1, 2000